Effective October 17, 2001, the Institutional Class shares of Strong Short-Term Municipal Bond Fund were liquidated.

Effective October 17, 2001, the Advisor Class shares of Strong Short-Term Municipal Bond Fund were re-designated and merged into the Investor Class shares.